1(212) 318-6053

keithpisani@paulhastings.com

September 13, 2016

VIA EDGAR

Daniel F. Duchovny

Special Counsel, Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             AIXTRON SE

Schedule TO-T filed July 29, 2016 by Grand Chip

Investment GmbH, Grand Chip Investment S.à r.l., Fujian Grand

Chip Investment Fund LP, and Zhendong Liu

SEC File No. 005-84994 (the “Schedule TO”)

Dear Mr. Duchovny:

On behalf of our clients, Grand Chip Investment GmbH (the “Bidder”) and the other above-referenced entities that filed the Schedule TO (the “Bidder Entities”), we are submitting this letter in response to the comments of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated August 16, 2016, with respect to the Schedule TO, including the offer document filed as Exhibit (a)(1)(A) to the Schedule TO (the “English Offer Document”).  Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the English Offer Document.

We are U.S., German and international counsel to the Bidder Entities in connection with the Takeover Offer.  Certain lawyers from our Frankfurt office, who are members of German bar, have reviewed the representations in this letter concerning German law and practice.

As stated in the inside front cover of the English Offer Document, the English Offer Document is a translation of the German offer document, the publication of which was approved by BaFin on July 29, 2016 (the “German Offer Document” and, together with the English Offer Document, the “Offer Documents”).  BaFin has not reviewed or approved the English Offer Document.

We have reproduced each of the Staff’s comments below in italics and have provided the Bidder’s response below each comment.

Schedule TO

1.                                      We note that in section 7.4 of the offer document you include the Persons Acting Jointly With The Bidder. Please provide us your analysis of whether these persons are bidders in the tender offer.

In accordance with common German practice, only one bidder has been named in the Offer Documents. According to German law, in voluntary public takeovers, only the entity/entities that actually offer to purchase the subject shares are regarded as bidder(s), owe the offer consideration and acquire title to the tendered shares. Accordingly, the Offer Documents only include the Bidder as the bidder.  However, as stated in Section 7.6 of the Offer Documents, the Takeover Offer is also made on behalf of Grand Chip Investment S.à r.l. (“Intermediate Holding Company”), Fujian Grand Chip Investment Fund LP (“FGC”), and Zhendong Liu (“Mr. Liu”) as these persons directly or indirectly control the Bidder and — in case the Takeover Offer was successful — would be able to indirectly control AIXTRON.(1)

We supplementally advise the Staff that the Persons Acting Jointly With The Bidder information included in Section 7.4 of the Offer Documents, although not required by the Commission’s rules, was included because it is technically required under German law for the purpose of transparency. In particular, according to German law, it must be stated in an offer document if, and how many, securities in a target company are directly or indirectly held or beneficially owned by persons acting jointly with the bidder (please see Section 7.5 of the English Offer Document).

The Persons Acting Jointly With The Bidder information was also included in the English Offer Document because the Bidder wanted to ensure that the information provided in the English Offer Document and the German Offer Document was consistent, even if not required by both regulatory regimes.  In this regard, please refer to the inside cover page of the English Offer Document where we included disclosure informing readers as follows:

THIS DOCUMENT IS A TRANSLATION OF THE GERMAN OFFER DOCUMENT. THIS TAKEOVER OFFER IS MADE FOR THE SECURITIES OF A GERMAN COMPANY THAT HAS SECURITY HOLDERS RESIDENT IN THE UNITED STATES AND, AS A RESULT, IS SUBJECT TO THE SECURITIES LAWS, RULES AND REGULATIONS OF GERMANY AND THE UNITED STATES. SOME OF THE INFORMATION CONTAINED IN THIS DOCUMENT IS INCLUDED BECAUSE IT IS REQUIRED TO BE INCLUDED IN THE SIMILAR DOCUMENT BEING USED FOR THE TAKEOVER OFFER IN GERMANY AND WE WANTED TO MAKE THAT INFORMATION AVAILABLE TO YOU AS WELL. SOME OF THE INFORMATION IN THIS DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH GERMAN FORMAT AND STYLE, WHICH DIFFERS FROM THE U.S. FORMAT AND STYLE FOR DOCUMENTS OF THIS TYPE.

As discussed with the Staff, the Bidder, Intermediate Holding Company, FGC and Mr. Liu are all listed as offerors (collectively, the “Offerors”) on the cover page of the Schedule TO, and each of the Offerors has signed the Schedule TO.

(1) Under German law, the concept of having additional control acquirors serves to clarify that none of these companies are obligated to make an additional takeover offer in the form of a mandatory takeover offer due to obtaining indirect control of the target company if the initial voluntary takeover offer was successful.

Rule 14d-1(g)(2) promulgated under Section 14(d) of the Exchange Act of 1934, as amended, in pertinent part, defines “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made . . . .”  With respect to the entities controlled by Mr. Liu listed in Section 7.4(ii) of the Offer Documents (the “Entities Controlled by Mr. Liu”), we respectfully submit that Mr. Liu would not be making a tender offer on behalf of the Entities Controlled by Mr. Liu, as he is the person that controls those entities.  The Entities Controlled by Mr. Liu are not entities for which disclosure is required under Instruction C to Schedule TO.  In addition, we are not aware of any guidance from the Staff that would cause a person to be a bidder merely because that person is under common control with the person actually making the tender offer (the Bidder in the present case).  In the “Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000),”(2) the Staff stated:

When we analyze who is the bidder, some relevant factors include:

•                  Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

•                  Is the person acting together with the named bidder?

•                  To what extent did or does the person control the terms of the offer?

•                  Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

•                  Does the person control the named bidder, directly or indirectly?

•                  Did the person form the nominal bidder, or cause it to be formed?, and

•                  Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

One or two of these factors may control the determination, depending on the circumstances. These factors are not exclusive.

Mr. Liu has advised us that none of the Entities Controlled by Mr. Liu:

•                  played any part in initiating structuring and negotiating the Takeover Offer;

•                  is acting together with the Bidder;

•                  controlled the terms of the Takeover Offer;

•                  is providing financing for the Takeover Offer, or playing a primary role in obtaining financing;

•                  controls the Bidder, directly or indirectly;

•                  formed the Bidder or caused the Bidder to be formed; or

•                  will beneficially own the securities purchased by the Bidder pursuant to the Takeover Offer or the assets of AIXTRON.

(2)  https://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm.

Accordingly, we respectfully submit that the Entities Controlled by Mr. Liu are not required to be named as bidders in the English Offer Document and that requiring them to be so named would not result in investors receiving any additional material information.

Offer Document

2.                                      Refer to section 4.2.2. On page 17 you define the term Regulatory MAE with reference to certain financial forecasts of AIXTRON. Revise to include a reference to where that information has been publicly disclosed or include the relevant financial forecast in your offer document.

The referenced language in Section 4.2.2 of the Offer Documents accurately tracks the language in the BCA with respect to the Regulatory MAE.  On April 26, 2016, AIXTRON issued press release disclosing, among other things, that “[m]anagement expects for fiscal year 2016 to achieve revenues between EUR 170 and 200 million . . . “ (the “Forecast”), which was AIXTRON’s forecast for the fiscal year 2016 current as of the Announcement Date for purposes of the definition of Regulatory MAE included in Section 4.2.2 of the Offer Documents.  This press release is not only included on AIXTRON’s website, but is also included in AIXTRON’s Form 6-K filed with the Commission at 8:26 a.m. on April 26, 2016 and AIXTRON’s Form 6-K containing certain financial information that was filed with the Commission at 8:05 a.m. on April 26, 2016.

The Bidder Entities have revised the Schedule TO to amend the English Offer Document to include a reference to where the Forecast has been publicly disclosed.

3.                                      Refer to section 8.2.3. Revise this section to describe every circumstance under which the BCA may be terminated. As currently disclosed, you only include some of these circumstances.

The Bidder advises the Staff that the circumstances under which the BCA can be terminated contained in the BCA, but not disclosed in the Offer Documents were the following:  (i) if the Bidder has not published the Offer Document in accordance with terms of the Takeover Offer on or prior to August 5, 2016 and (ii) if the Takeover Offer is not launched on the agreed terms.  The Bidder respectfully advises the Staff that these termination provisions were not included in Section 8.2.3 of the Offer Documents because they were no longer applicable at the time of the publication of the German Offer Document and summary publication of the Takeover Offer in the New York Times on July 29, 2016.  Since they were not applicable at such time, the Bidder respectfully submits that they are not material.

4.                                      Refer to section 9.7. Revise this section to describe the consequences of your lack of plans to enter into a domination agreement while holding at least 60% of AIXTRON’s shares. Also, disclose whether you have any plans to acquire additional AIXTRON shares after the offer is completed.

We respectfully advise the Staff that the Bidder has set forth in Section 16 of the Offer Document information with respect to AIXTRON Securityholders who do not accept the Takeover Offer, which describes the consequences to AIXTRON Securityholders of the Takeover Offer, including in the event a domination agreement is not entered into.  We note that the disclosure was moved from Section 9.7 to Section 16 of the Offer Documents at the request of BaFin.

The Bidder Entities have revised the Schedule TO to amend the English Offer Document to disclose that Mr. Liu has not made any decisions with respect to whether he, the Bidder or any of the other Persons Acting Jointly With The Bidder will purchase additional AIXTRON Shares after the Takeover Offer is completed.

*                                         *                                         *                                         *                                         *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 318-6053 or Scott Saks at (212) 318-6311.

Sincerely,

/s/ Keith D. Pisani

Keith D. Pisani

Enclosures

cc:                                Scott Saks

Paul Hastings LLP, New York

Vivian Lam

Paul Hastings LLP, Hong Kong

Regina Engelstaedter

Paul Hastings LLP, Germany

Karl Balz

Paul Hastings LLP, Germany